Exhibit 99.1

Sea Limited Reports First Quarter 2023 Results

Singapore, May 16, 2023 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the first quarter ended March 31, 2023.

“The first quarter of 2023 was another strong quarter for us,” said Forrest Li, Sea’s Chairman and Group Chief Executive Officer. “The results for the quarter are a testament to our team’s commitment and creativity. We have innovated to do more with fewer resources, while never losing sight of our commitment to our users, and never letting our service standards fall. Across our business, we have been focused on maximizing operational efficiency and improving user experiences. And we continued to make meaningful progress on both fronts.”

“We are also pleased with the progress we have made so far to strengthen the fundamentals of our business. As we continue to fine-tune our operations and navigate near-term macro uncertainties, we remain highly confident in the long-term opportunities in our markets and our ability to capture those profitably.”

First Quarter 2023 Highlights

▪	Group

o	Total GAAP revenue was US$3.0 billion, up 4.9% year-on-year.
o	Total gross profit was US$1.4 billion, up 21.1% year-on-year.
o	Total net income was US$87.3 million, as compared to total net loss of US$(580.1) million for the first quarter of 2022. Total net income was negatively impacted by US$117.9 million impairment of goodwill associated with our prior acquisition.
o	Total adjusted EBITDA[1] was US$507.2 million, as compared to US$(509.9) million for the first quarter of 2022.
o	As of March 31, 2023, cash, cash equivalents, short-term investments, and other treasury investments[2] were US$7.2 billion, representing a net increase of US$257.5 million from December 31, 2022.

▪	E-commerce

o	GAAP revenue was US$2.1 billion, up 36.3% year-on-year. Based on constant currency assumptions[3], GAAP revenue was up 41.7% year-on-year.
o	GAAP revenue included US$1.8 billion of GAAP marketplace revenue, which consists of core marketplace revenue and value-added services revenue and increased by 45.5% year-on-year.

•	Core marketplace revenue, mainly consisting of transaction-based fees and advertising revenues, was up 54.3% year-on-year to US$1.2 billion.

•	Value-added services revenue, mainly consisting of revenues related to logistics services, was up 32.6% year-on-year to US$0.7 billion.

o	Adjusted EBITDA[1] was US$207.7 million, as compared to US$(742.8) million for the first quarter of 2022.

•	Asia markets recorded adjusted EBITDA of US$275.8 million, as compared to US$(408.0) million for the first quarter of 2022.

•	Other markets recorded adjusted EBITDA of US$(68.1) million, as compared to US$(334.9) million for the first quarter of 2022. In Brazil, unit economics improved, with contribution margin loss per order improving 77.4% year-on-year to reach US$0.34.

▪	Digital Entertainment

o	GAAP revenue was US$539.7 million, as compared to US$948.9 million for the previous quarter.

o	Bookings[4] were US$462.3 million, as compared to US$543.6 million for the previous quarter.

o	Adjusted EBITDA[1] was US$230.1 million, as compared to US$258.2 million for the previous quarter.

o	Adjusted EBITDA represented 49.8% of bookings for the first quarter of 2023, as compared to 47.5% for the previous quarter.

o	Quarterly active users were 491.6 million, as compared to 485.5 million for the previous quarter. In April 2023, we observed positive user trends with Free Fire achieving a new peak in monthly active users in the last eight-month period.

o	Quarterly paying users were 37.6 million, representing paying user ratio of 7.7%, as compared to 9.0% for the previous quarter.

o	Average bookings per user were US$0.9, as compared to US$1.1 for the previous quarter.

▪	Digital Financial Services

o	GAAP revenue was US$412.8 million, up 75.0% year-on-year.

o	Adjusted EBITDA[1] was US$98.9 million, as compared to US$(124.9) million for the first quarter of 2022.

o	As of March 31, 2023, total loans receivable was US$2.0 billion, net of allowance for credit losses of US$281.1 million. Non-performing loans past due by more than 90 days as a percentage of our total gross loans receivable remained stable at around 2%.

Management Update

Effective May 15, 2023, David Ma has joined our board of directors. He will no longer serve as the Chief Investment Officer of Sea Capital.

Forrest Li, Sea’s Chairman and Group Chief Executive Officer, said, “On behalf of the company, I would like to express our gratitude to David for his service as part of our leadership team during an important period in our development. I am grateful that we will continue to benefit from his expertise and experience as a member of our board of directors, and I have no doubt that he will continue to make important contributions to our company in this new role.”

1 For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

2 Other treasury investments currently consist of available-for-sale sovereign and corporate bonds excluding those at our banking entities, with maturities over one year, classified as part of long-term investments.

3 Current and comparative prior period local currency amounts are converted into United States dollars using the same exchange rates, rather than the actual exchange rates during the respective periods.

4 GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended March 31,
	2022	2023	YOY%
	$	$
Revenue
Service revenue
Digital Entertainment	1,135,169	539,686	(52.5)%
E-commerce and other services	1,499,611	2,259,577	50.7%
Sales of goods	264,791	241,841	(8.7)%
	2,899,571	3,041,104	4.9%

Cost of revenue
Cost of service
Digital Entertainment	(309,185)	(173,366)	(43.9)%
E-commerce and other services	(1,176,477)	(1,241,328)	5.5%
Cost of goods sold	(243,881)	(209,720)	(14.0)%
	(1,729,543)	(1,624,414)	(6.1)%
Gross profit	1,170,028	1,416,690	21.1%
Other operating income	73,655	57,880	(21.4)%
Sales and marketing expenses	(1,005,174)	(400,143)	(60.2)%
General and administrative expenses	(315,667)	(333,377)	5.6%
Provision for credit losses	(80,466)	(177,439)	120.5%
Research and development expenses	(340,408)	(320,512)	(5.8)%
Impairment of goodwill	-	(117,875)	-
Total operating expenses	(1,668,060)	(1,291,466)	(22.6)%
Operating (loss) income	(498,032)	125,224	(125.1)%
Non-operating (loss) income, net	(6,060)	22,522	(471.7)%
Income tax expense	(81,806)	(61,898)	(24.3)%
Share of results of equity investees	5,762	1,444	(74.9)%
Net (loss) income	(580,136)	87,292	(115.0)%
(Loss) Earnings per share attributable to Sea Limited’s ordinary shareholders:
Basic	(1.04)	0.16	(115.4)%
Diluted	(1.04)	0.15	(114.4)%
Change in deferred revenue of Digital Entertainment	(308,921)	(77,431)	(74.9)%
Adjusted EBITDA for Digital Entertainment (1)	431,360	230,055	(46.7)%
Adjusted EBITDA for E-commerce (1)	(742,820)	207,714	(128.0)%
Adjusted EBITDA for Digital Financial Services (1)	(124,898)	98,938	(179.2)%
Adjusted EBITDA for Other Services (1)	(64,627)	(21,941)	(66.0)%
Unallocated expenses (2)	(8,902)	(7,594)	(14.7)%
Total adjusted EBITDA (1)	(509,887)	507,172	(199.5)%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

(2) Unallocated expenses within total adjusted EBITDA are mainly related to general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

Three Months Ended March 31, 2023 Compared to Three Months Ended March 31, 2022

Revenue

Our total GAAP revenue increased by 4.9% to US$3.0 billion in the first quarter of 2023 from US$2.9 billion in the first quarter of 2022.

•	Digital Entertainment: GAAP revenue was US$539.7 million compared to US$1.1 billion in the first quarter of 2022, primarily attributable to the ongoing moderation in user engagement and monetization.

•	E-commerce and other services: GAAP revenue increased by 50.7% to US$2.3 billion in the first quarter of 2023 from US$1.5 billion in the first quarter of 2022, primarily driven by the improved monetization in our e-commerce business and the growth of our credit business.

•	Sales of goods: GAAP revenue was US$241.8 million, as compared to US$264.8 million in the first quarter of 2022.

Cost of Revenue

Our total cost of revenue decreased by 6.1% to US$1.6 billion in the first quarter of 2023 from US$1.7 billion in the first quarter of 2022.

•	Digital Entertainment: Cost of revenue decreased by 43.9% to US$173.4 million in the first quarter of 2023 from US$309.2 million in the first quarter of 2022, which was largely in line with the decrease in digital entertainment revenue.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services segment combined was US$1.2 billion in the first quarter of 2023, relatively flat year-on-year. Improvement in gross profit margins was driven by increased monetization and greater operating cost efficiencies in our e-commerce business.

•	Cost of goods sold: Cost of goods sold decreased by 14.0% to US$209.7 million in the first quarter of 2023 from US$243.9 million in the first quarter of 2022.

Other Operating Income

Our other operating income was US$57.9 million and US$73.7 million in the first quarter of 2023 and 2022, respectively. Other operating income mainly consists of rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses decreased by 60.2% to US$400.1 million in the first quarter of 2023 from US$1.0 billion in the first quarter of 2022. The table below sets forth breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31,
	2022	2023	YOY%
Sales and Marketing Expenses	$	$
Digital Entertainment	77,178	23,447	(69.6)%
E-commerce	699,471	338,189	(51.7)%
Digital Financial Services	184,881	20,159	(89.1)%

The decrease in sales and marketing expenses across all major reporting segments was mainly attributable to our efforts to continue optimizing operating costs and achieving higher cost efficiencies.

General and Administrative Expenses

Our general and administrative expenses were US$333.4 million, as compared to US$315.7 million in the first quarter of 2022, relatively flat year-on-year as we are focusing on cost efficiencies.

Provision for Credit Losses

Our provision for credit losses increased by 120.5% to US$177.4 million in the first quarter of 2023 from US$80.5 million in the first quarter of 2022, primarily driven by expansion to a broader user base and the growth of our loan book.

Research and Development Expenses

Our research and development expenses decreased by 5.8% to US$320.5 million in the first quarter of 2023 from US$340.4 million in the first quarter of 2022, primarily attributable to lower staff cost from lower headcount.

Impairment of Goodwill

We recorded an impairment of goodwill of US$117.9 million in the first quarter of 2023, compared to nil in the first quarter of 2022. The goodwill impairment was primarily due to the change in carrying amount of goodwill associated with our prior acquisition.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss) and foreign exchange gain (loss). We recorded a net non-operating income of US$22.5 million in the first quarter of 2023, as compared to a net non-operating loss of US$6.1 million in the first quarter of 2022. The higher net non-operating income was mainly due to higher interest income from higher yields.

Income Tax Expense

We had a net income tax expense of US$61.9 million and US$81.8 million in the first quarter of 2023 and 2022, respectively. The income tax expense in the first quarter of 2023 was primarily due to corporate income tax and withholding tax expenses incurred by our digital entertainment and e-commerce businesses.

Net Income or Loss

As a result of the foregoing, we had net income of US$87.3 million in the first quarter of 2023, as compared to net loss of US$580.1 million in the first quarter of 2022.

Basic and Diluted Earnings or Loss Per Share Attributable to Sea Limited’s Ordinary Shareholders

Basic earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.16 in the first quarter of 2023, as compared to basic loss per share attributable to Sea Limited’s ordinary shareholders of US$1.04 in the first quarter of 2022.

Diluted earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.15 in the first quarter of 2023.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on May 16, 2023 7:30 PM Singapore / Hong Kong Time on May 16, 2023

Webcast link:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=0aYlTRU2

Dial in numbers:	US Toll Free: 1-888-317-6003	Hong Kong: 800-963-976
	International: 1-412-317-6061	Singapore: 800-120-5863
United Kingdom: 08-082-389-063

Passcode for Participants:	8142718

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the expected growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; expected changes or guidance in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the expected growth of its digital entertainment, e-commerce and digital financial services businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; its expectations regarding the use of proceeds from its financing activities, including its follow-on equity offerings and convertible notes offerings; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries, including the effects of any government orders or actions on its businesses; general economic, political, social and business conditions in its markets; and the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines or treatments) and the impact of economies reopening further to the COVID-19 pandemic. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended March 31, 2023
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	274,594	115,844	84,568	(25,432)	(324,350)	125,224
Net effect of changes in deferred revenue and its related cost	(55,003)	-	-	-	-	(55,003)
Depreciation and Amortization	10,464	91,870	14,370	3,491	-	120,195
Share-based compensation	-	-	-	-	198,881	198,881
Impairment of goodwill	-	-	-	-	117,875	117,875
Adjusted EBITDA	230,055	207,714	98,938	(21,941)	(7,594)	507,172

	For the Three Months ended March 31, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	657,488	(810,571)	(133,908)	(67,133)	(143,908)	(498,032)
Net effect of changes in deferred revenue and its related cost	(236,514)	-	-	-	-	(236,514)
Depreciation and Amortization	10,386	67,751	9,010	2,506	-	89,653
Share-based compensation	-	-	-	-	135,006	135,006
Adjusted EBITDA	431,360	(742,820)	(124,898)	(64,627)	(8,902)	(509,887)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, impairment of goodwill of prior acquisition that are not under our reportable segments, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Three Months ended March 31,
	2022	2023
	$	$
Revenue
Service revenue
Digital Entertainment	1,135,169	539,686
E-commerce and other services	1,499,611	2,259,577
Sales of goods	264,791	241,841

Total revenue	2,899,571	3,041,104

Cost of revenue
Cost of service
Digital Entertainment	(309,185)	(173,366)
E-commerce and other services	(1,176,477)	(1,241,328)
Cost of goods sold	(243,881)	(209,720)

Total cost of revenue	(1,729,543)	(1,624,414)

Gross profit	1,170,028	1,416,690

Operating income (expenses):
Other operating income	73,655	57,880
Sales and marketing expenses	(1,005,174)	(400,143)
General and administrative expenses	(315,667)	(333,377)
Provision for credit losses	(80,466)	(177,439)
Research and development expenses	(340,408)	(320,512)
Impairment of goodwill	–	(117,875)
Total operating expenses	(1,668,060)	(1,291,466)

Operating (loss) income	(498,032)	125,224
Interest income	10,781	68,798
Interest expense	(11,617)	(10,389)
Investment loss, net	(235)	(27,743)
Foreign exchange loss	(4,989)	(8,144)
(Loss) Income before income tax and share of results of equity investees	(504,092)	147,746
Income tax expense	(81,806)	(61,898)
Share of results of equity investees	5,762	1,444
Net (loss) income	(580,136)	87,292

Net loss attributable to non-controlling interests	327	783
Net (loss) income attributable to Sea Limited’s ordinary shareholders	(579,809)	88,075

(Loss) Earnings per share:
Basic	(1.04)	0.16
Diluted	(1.04)	0.15

Weighted average shares used in (loss) earnings per share computation:
Basic	556,217,418	563,558,642
Diluted	556,217,418	598,691,484

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of March 31,
	2022	2023
	$	$
ASSETS
Current assets
Cash and cash equivalents	6,029,859	6,082,740
Restricted cash	1,549,574	1,543,533
Accounts receivable, net of allowance for credit losses of $12,818 and $11,763, as of December 31, 2022 and March 31, 2023 respectively	268,814	201,520
Prepaid expenses and other assets	1,798,651	1,953,798
Loans receivable, net of allowance for credit losses of $236,797 and $279,192, as of December 31, 2022 and March 31, 2023 respectively	2,053,767	2,033,360
Inventories, net	109,668	107,306
Short-term investments	864,258	506,383
Amounts due from related parties	13,421	11,688
Total current assets	12,688,012	12,440,328

Non-current assets
Property and equipment, net	1,387,895	1,393,197
Operating lease right-of-use assets, net	957,840	979,205
Intangible assets, net	65,019	66,369
Long-term investments	1,253,593	1,789,199
Prepaid expenses and other assets	135,616	135,991
Loans receivable, net of allowance for credit losses of $2,022 and $1,868, as of December 31, 2022 and March 31, 2023 respectively	21,663	16,319
Restricted cash	17,724	24,597
Deferred tax assets	245,226	282,810
Goodwill	230,208	115,907
Total non-current assets	4,314,784	4,803,594
Total assets	17,002,796	17,243,922

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of March 31,
	2022	2023
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	258,648	212,293
Accrued expenses and other payables	1,396,613	1,281,115
Deposits payable	1,316,395	1,410,637
Escrow payables and advances from customers	1,862,325	1,765,585
Amounts due to related parties	415	368
Borrowings	88,410	102,501
Operating lease liabilities	269,968	272,291
Convertible notes	31,237	31,269
Deferred revenue	1,535,083	1,371,641
Income tax payable	176,598	212,520
Total current liabilities	6,935,692	6,660,220

Non-current liabilities
Accrued expenses and other payables	87,072	85,029
Operating lease liabilities	756,818	771,532
Deferred revenue	63,566	185,837
Convertible notes	3,338,750	3,340,240
Deferred tax liabilities	9,967	9,294
Unrecognized tax benefits	107	107
Total non-current liabilities	4,256,280	4,392,039
Total liabilities	11,191,972	11,052,259

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of March 31,
	2022	2023
	$	$
Shareholders’ equity
Class A Ordinary shares	258	259
Class B Ordinary shares	23	23
Additional paid-in capital	14,559,690	14,761,073
Accumulated other comprehensive loss	(111,215)	(23,088)
Statutory reserves	12,490	12,417
Accumulated deficit	(8,745,541)	(8,657,393)
Total Sea Limited shareholders’ equity	5,715,705	6,093,291
Non-controlling interests	95,119	98,372
Total shareholders’ equity	5,810,824	6,191,663
Total liabilities and shareholders’ equity	17,002,796	17,243,922

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Three Months ended March 31,
	2022	2023
	$	$
Net cash (used in) generated from operating activities	(723,651)	605,536
Net cash used in investing activities	(1,130,683)	(673,772)
Net cash generated from financing activities	142,381	59,214
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(8,051)	49,508
Net (decrease) increase in cash, cash equivalents and restricted cash	(1,720,004)	40,486
Cash, cash equivalents and restricted cash at beginning of the period(1)	10,838,140	7,610,384
Cash, cash equivalents and restricted cash at end of the period	9,118,136	7,650,870

(1) As of December 31, 2022, cash and cash equivalents of US$13,227 was included in assets held for sale within prepaid expenses and other assets.

Net cash used in investing activities amounted to US$674 million for the three months ended March 31, 2023. This was primarily attributable to net placement of US$476 million in securities purchased under agreements to resell, time deposits and liquid investment products, for better cash yield management, purchase of property and equipment of US$101 million to support the existing operations and increase in loans receivable of US$87 million. Net cash generated from financing activities amounted to US$59 million for the three months ended March 31, 2023. This was primarily attributable to increase in net proceeds from secured borrowings of US$61 million and increase in customer deposits of US$42 million, offset by repayment of bank borrowings of US$49 million.

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended March 31, 2023
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	539,686	2,067,071	412,844	21,503	-	3,041,104
Operating income (loss)	274,594	115,844	84,568	(25,432)	(324,350)	125,224
Non-operating income, net						22,522
Income tax expense						(61,898)
Share of results of equity investees						1,444
Net income						87,292

	For the Three Months ended March 31, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	1,135,169	1,516,461	235,951	11,990	-	2,899,571
Operating income (loss)	657,488	(810,571)	(133,908)	(67,133)	(143,908)	(498,032)
Non-operating loss, net						(6,060)
Income tax expense						(81,806)
Share of results of equity investees						5,762
Net loss						(580,136)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, impairment of goodwill of prior acquisition that are not under our reportable segments, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.